SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8- 65273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boomerang Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Old Kings Highway South, 3rd Floor
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donough McDonough 203-855-1723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, #3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- (●) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 2/25/15

2/25/15

OATH OR AFFIRMATION

I, Donough McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boomerang Capital LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL A. CEGLIA
NOTARY PUBLIC
MY COMMISSION EXPIRES 4/30/2019
STATE OF CONNECTICUT

Signature

FINOP/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOMERANG CAPITAL LLC

Financial Statements
For the Year Ending December 31, 2014
In accordance with Rule 17A-5(d)

BOOMERANG CAPITAL LLC

TABLE OF CONTENTS

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To The Members of
Boomerang Capital LLC

We have audited the accompanying financial statements of Boomerang Capital LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Boomerang Capital LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Boomerang Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed below have been subjected to audit procedures performed in conjunction with the audit of Boomerang Capital LLC's financial statements.

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption).
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Boomerang Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Summit llc

Denver, Colorado
February 6, 2015

BOOMERANG CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	53,526
Fee income receivables		-
Accounts receivable		25,000
Furniture, equipment and software, at cost, net of accumulated depreciation of $100,561		-
Deposits		25,000
	$	**103,526**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	4,569
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)		
MEMBERS' EQUITY (Note 3):		
Members' interests		771,779
Accumulated deficit		(672,822)
Total members' equity		98,957
	$	**103,526**

The accompanying notes are an integral part of this statement.

BOOMERANG CAPITAL LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

REVENUE:		
Consulting Fee Income	$	18,398
Interest		18
Total revenue		18,416
EXPENSES:		
Salaries and Payroll related expense		17,402
Consulting expenses		7,368
Occupancy and related expenses		88,150
Travel and Entertainment		11,365
Insurance		78,396
Office expenses		39,236
Professional Fees		4,300
Communication		2,841
Licensing and Filing Fees		6,752
Website and Software		3,026
Miscellaneous		10,425
Total expenses		269,261
NET INCOME (LOSS)	**$**	**(250,845)**

The accompanying notes are an integral part of this statement.

BOOMERANG CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Members' Interests	Accumulated Deficit
BALANCES, December 31, 2013	$ 571,779	$ (421,977)
Contributions	200,000	-
Distributions	-	-
Net income (loss)	-	(250,845)
BALANCES, December 31, 2014	**$ 771,779**	**$ (672,822)**

The accompanying notes are an integral part of this statement.

BOOMERANG CAPITAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (250,845)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Increase in fee income receivable	7,596
Increase in accounts receivable	(25,000)
Decrease in deposits and other assets	25,000
Decrease in accounts payable and accrued expenses	(3,879)
Net cash provided by (used in) operating activities	(247,128)
CASH FLOWS FROM IN FINANCING ACTIVITIES:	
Contributions by members	200,000
Distributions to members	-
Net cash provided by (used in) financing activities	200,000
NET INCREASE (DECREASE) IN CASH	(47,128)
CASH, at beginning of year	100,654
CASH, at end of year	**$ 53,526**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Boomerang Capital LLC, (the "Company") was incorporated as a limited liability company in the state of Delaware on September 10, 2001. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. The Company commenced operations in September of 2001 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as a broker-dealer on September 10, 2001.

The Company, under rule 15c3-3(k)(1), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

Revenue Recognition

The Company had entered into placement agent agreements with various funds. The Funds paid the Company a portion of their management fee and a portion of the annual performance fees. The fee income was recorded on an accrual basis, estimating fees based on subsequent payments. The Company does not currently have any active placements and only provides consulting services for a fee.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis using estimated useful lives of three to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2014.

NOTE 2 - PRIVATE PLACEMENT ARRANGEMENTS

All investor capital is introduced to third party hedge funds and private equity funds on a fully-disclosed basis. The agreements with the general partners and managing members of the Funds vary by agreement based on advisory services provide or a percentage of the fees charged to the investors from the Funds. The Company does not currently have any active agreements.

NOTE 3 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $48,957 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .09 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS

The Company leases office space from an unrelated third party under a noncancellable operating lease. At December 31, 2014, aggregate minimum future rental commitments under this lease with a remaining term in excess of one year are as follows:

December 31,	Amount
2015	$ 111,489
2016	85,300
Total	$ 196,789

Total rental expense of $88,150, including the lease referred to above, was charged to operations during the year ended December 31, 2014.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company has entered into private placement agreements with several investment managers. Currently, the Company receives a portion of the management fees and performance fees from two different investment managers. The total revenue earned and percentage of total revenue from each investment manager was $6,061 and 33%, and $12,337 and 67%, respectively.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, commissions receivable, deposits, prepaid expenses, other receivables, commissions payable, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company's registered representatives place money with funds, all of which are independent. The Company itself does not take discretionary control over any account or funds. The funds and companies, to which the Company introduces accounts, pay the Company a portion a commission. In the event the Company does not satisfy its agreement terms, the agreement may be terminated.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a fund, and if the fund is not able to offset such losses, the fund could lose all of its assets and the introduced investors in the fund could realize a loss. The Company would, therefore, lose commissions and trail fees associated with the introduced capital of the investor to the fund.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (Continued)

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

NOTE 7 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 6, 2015, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

BOOMERANG CAPITAL LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2014

CREDIT:	
Members' equity	$ 98,957
DEBITS:	
Nonallowable assets	
Fee income receivable	-
Accounts receivable	25,000
Other assets	25,000
Total debits	50,000
NET CAPITAL	48,957
Minimum requirements of 6 2/3% of aggregate indebtedness of $4,569 or $5,000, whichever is greater	5,000
Excess net capital	**$ 43,957**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	**$ 4,569**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.09 to 1**

BOOMERANG CAPITAL LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(d)

DECEMBER 31, 2014

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	98,656
Adjustments:		
Increase in accounts receivable		25,000
Increase in nonallowable assets		(25,000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**98,656**

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Boomerang Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Boomerang Capital LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boomerang Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof and (2) Boomerang Capital LLC stated that Boomerang Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Boomerang Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Boomerang Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
February 6, 2015

BOOMERANG CAPITAL LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2014

To the best knowledge and belief of Boomerang Capital LLC:

The Company claimed the (k)(1) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(1) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2014.

Signature

Financial and Operations Principal
Title

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Boomerang Capital LLC
9 Old Kings Hwy S
Darien, CT 06820

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Boomerang Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Boomerang Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Boomerang Capital LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 6, 2015

BOOMERANG CAPITAL LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2014

General Assessment per Form SIPC - 7 including interest	$	29
Less payments made with SIPC - 6		6
Amount paid with Form SIPC - 7	$	35

See Independent Accountant's Report.